Filed by Xerox Corporation

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12 under the

Securities Exchange Act of 1934

Subject Company: Affiliated Computer Services, Inc.

Commission File No.: 1-12665

September 28, 2009

#9

To Xerox People:

I am thrilled to be writing with some very positive and very significant news. We are announcing today a definitive agreement for Xerox to purchase Affiliated Computer Services (ACS), the world’s largest diversified business process outsourcing (BPO) firm. The transaction will transform Xerox into the leading global enterprise for comprehensive document and business process management, and will accelerate our growth in an expanding and attractive market. This is game-changing for our company and very good news for Xerox people as well as our customers and shareholders.

We will pay for the purchase with a combination of cash and Xerox stock. The entire transaction is valued at $63.11 per share of ACS stock or approximately $6.4 billion. We will also assume $2 billion of ACS’s debt.

ACS is a $6.5 billion company with revenue growth of 6 percent and new business signings of $1 billion in annual recurring revenue during its fiscal 2009. The company’s 74,000 people support thousands of multi-national corporations and government agencies. They’re an impressive, well-run company and a great fit with ours.

The size of the acquisition should get your attention, but it’s a small part of the significance of today’s news. Here’s a little more background.

Background on ACS

Although you may not recognize the ACS name, chances are you or people you know have been touched by the company. ACS’s expertise is in managing paper-based work processes and providing specialized BPO and information technology services for industries that range from telecommunications, retail and financial services to healthcare, education and transportation. Consider this:

•	They process over 1 million credit card applications annually.

•	They process $3 billion in electronic toll collections annually, including the popular E-Z Pass system in the U.S.

•	They handle insurance claims for 36 million people annually.

•	They process $170 billion in student loans each year.

•	They handle 1 million phone calls a day to provide support in areas like H.R. administration and customer service.

You get the point. They are the largest provider of managed services to government entities in the United States and a major player in just about every sector of business and industry. You might want to check out their Website and this video link, which gives a great overview of ACS’s business.

Business process outsourcing is estimated to be a $150 billion market, growing at a rate of 5 percent per year. All market trends and emerging customer demands point to BPO as a highly attractive market for companies like ours.

Good for Xerox, Good for ACS

By acquiring ACS, we will triple our revenue from services, from $3.5 billion in 2008 to an estimated $10 billion in 2010. And of course, we will become a much larger company when the deal closes — boosting revenues to $22 billion, $17 billion of which is recurring revenue from multi-year contracts.

In transforming our company from a document technology leader to the leading global enterprise for document and business process management, we are certain there will be no better company than Xerox to manage the critical back-office operations that make front offices successful. It’s a bold claim that speaks to our confidence in the role ACS can play in enhancing the value we provide for our customer and shareholders.

ACS’s President and CEO, Lynn Blodgett, released a statement today echoing his own enthusiasm for the acquisition. He says: “We’re proud of our significant profitable growth over the past 20 years and ability to manage our clients’ operations with a global infrastructure and workforce. We also know that for ACS to expand globally and differentiate our offerings through technology, we need a partner with tremendous brand strength and leading innovation. Xerox offers that and more to bring our business to the next level while strengthening theirs.”

What attracted us to ACS are their industry-leading BPO capabilities and effective management of a service organization. As important, their interest in being part of Xerox was largely based on our industry-leading technology and services and our well respected culture and brand. So, while this acquisition puts Xerox squarely in the BPO space, it also strengthens our commitment to our base business – the document technology and services that our customers depend on to run their businesses. We will continue to invest in and provide the worldclass systems, software and services that differentiate Xerox in the marketplace – from breakthrough solid ink technology, EIP applications and digital packaging systems to managed print services, vertically-focused solutions and much more – all delivered through direct and indirect channels to businesses small to large.

With this acquisition, we’re confident we’ll accelerate incremental revenue growth by leveraging our strong global brand and established client relationships to scale ACS’s business in Europe, Asia and South America where they currently have a small presence. And, we’ve already identified ways to integrate our intellectual property with ACS’s services to create new solutions.

In fact, we let ACS CEO Lynn Blodgett take a peek inside our research center in Grenoble, France, which focuses its research in text and image processing, data mining and work practices. He walked away with a long list of opportunities to integrate our innovation and document technology with ACS’s process management. For example, our imaging software and categorizer technology will help automate some of the more manual work ACS does when processing transportation tolls. That helps governments collect their tolls faster and reduces the cost of managing this service.

Looking Ahead

The transaction — which has been approved by the Xerox and ACS boards of directors — is expected to close in the first quarter of 2010. Of course, it is subject to the customary closing conditions that include domestic and foreign regulatory approvals as well as the approval of ACS and Xerox shareholders.

Assuming all that happens on schedule, early next year ACS will operate as an independent organization and initially will be branded ACS, a Xerox Company. It will be led by Lynn Blodgett, who will report to me. Over time, we’ll likely transition most of our existing BPO business to ACS – and we’ll take advantage of ways that ACS’s service capabilities can help us run some of our own back-office operations more efficiently.

We expect to achieve $300 million to $400 million in annualized profit synergies within three years following the close of the transaction. The synergies are primarily based on expense reductions related to public company costs, procurement and using ACS’s expertise in back-office operations to handle some of Xerox’s internal functions.

You should expect some fluctuations in the price of Xerox stock. This is to be expected for deals of this size and scope. Larry Zimmerman and I will be on the road a great deal in the coming days to explain the value of this deal to key shareholders.

And, of course, I will be talking with you. I have scheduled a Webcast to discuss the acquisition and answer your questions. So mark Friday, October 2, at 11:00 a.m. EDT on your calendars and plan to join me. In the meantime, be sure to visit the WebBoard for more details on ACS, the agreement, and information for your customers.

Once completed, the ACS deal will mark our third major acquisition in a decade. The results of the first two have been stellar:

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By acquiring the color printing and imaging business of Tektronix in 1999, we vastly strengthened our position in the color printing market and acquired the technology that led to many worldclass products including the launch of ColorQube earlier this year.

•	By acquiring Global Imaging Systems in 2007 and several other distribution companies, we vastly expanded our indirect channels reaching more customers around the world.

Although smaller in size, there have been many other strategic acquisitions as well in the past decade — all aimed at broadening our offerings and expanding our distribution. The acquisition of XMPie placed us in a leadership position in the cross-media space. The acquisition of Amici (now Xerox Litigation Services) and Advectis (now Xerox Mortgage Services) helped position us in the attractive BPO marketplace.

When the history of the ACS acquisition is written, I have no doubt that it will be viewed as pivotal in our drive to be the world’s leader in simplifying the way real work gets done in government and businesses of any size.

As you can imagine, a lot of Xerox people worked long and hard over many months to bring us to this time and place — too many to mention here. I know you join me in thanking them for all their effort under circumstances that were often arduous and stressful.

And, of course, my thanks to you. The fact that we’re financially strong enough to do this and that our company was an attractive partner for ACS speaks volumes about the strength and the reputation of Xerox. You deserve all the credit.

While I have your attention, let me remind you of the obvious. We’re at the tail end of the third quarter and heading into the all-important close of the year in an environment that is still filled with challenges. Keep up your hard work and focus. Every dollar of hard-won revenue is critical. Every dollar of cost avoidance is essential. We need to finish Q3 and 2009 strong.

Thanks for all you do for Xerox — every day.

Sincerely,

/s/Ursula M. Burns

Ursula M. Burns

Chief Executive Officer

Xerox and ACS urge investors and security holders to read the joint proxy statement/prospectus regarding the proposed transaction when it becomes available because it will contain important information. You may obtain a free copy of the joint proxy statement/prospectus, as well as other filings containing information about Xerox and ACS, without charge, at the Securities and Exchange Commission’s (SEC) Internet site (http://www.sec.gov). Copies of the joint proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the joint proxy statement/prospectus can also be obtained, when available, without charge, from Xerox’s website, www.xerox.com, under the heading “Investor Relations” and then under the heading “SEC Filings”. You may also obtain these documents, without charge, from ACS’s website, www.acs-inc.com, under the tab “Investor Relations” and then under the heading “SEC Filings”. Information regarding participants or persons who may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction is contained in Xerox’s proxy statement for its most recent annual meeting and ACS’s proxy statement for its most recent annual meeting, both as filed with the SEC. This material contains forward-looking statements which involve a number of significant risks and uncertainties.

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